UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

____________________________________________

VERENIUM CORPORATION
(Name of Subject Company (Issuer))

____________________________________________

PASTINACA ACQUISITION INC. (Offeror) A Wholly-Owned Subsidiary of

BASF CORPORATION
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

____________________________________________

COMMON STOCK, PAR VALUE $0.001 PER SHARE (Title of Class Of Securities)

92340P209 (CUSIP Number of Class of Securities)

Keith H. Ansbacher
Vice President & Interim General Counsel
BASF CORPORATION
100 Park Avenue
Florham Park, NJ 07932
(973) 245-6045
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

____________________________________________

Copies to:
David B. Haber Marita A. Makinen Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, NY 10020 (212) 262-6700

____________________________________________

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
N/A	N/A

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Pastinaca Acquisition Inc. (“Purchaser”), a wholly-owned subsidiary of BASF Corporation (“Parent”), for all of the outstanding common stock of Verenium Corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated September 19, 2013, among Parent, Purchaser and the Company.

The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the tender offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. A copy of the tender offer statement and the recommendation statement will be made available free of charge to all stockholders of the Company (when they become available) by calling Innisfree M&A Incorporated, the Information Agent for the tender offer, toll-free at (888) 750-5834. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated September 20, 2013

Exhibit 99.1

BASF announces cash offer to acquire specialized enzyme biotechnology company Verenium

■	Cash offer of US$4.00 per share

■	Proposed transaction strengthens position in strategic growth market for enzymes

Ludwigshafen, Germany – September 20, 2013 – BASF [Frankfurt: BAS, LSE: BFA, SWX: AN] today announced that its US affiliate, BASF Corporation, has entered into an agreement to commence a cash tender offer for all of the outstanding shares of common stock of the biotechnology company Verenium Corporation [Nasdaq: VRNM] for US $4.00 per share. Based on all outstanding shares and including all net financial liabilities, the enterprise value would be approximately US $62 million (approximately €48 million).1 Verenium is based in San Diego, California, and generated sales of US $57 million in 2012.

The offer corresponds to a premium of 56 percent above the volume-weighted average share price for Verenium’s shares in the six months prior to announcement of the transaction. The tender offer is subject to customary closing conditions, including the acquisition of a majority of Verenium’s shares outstanding as of the closing of the tender offer. The acquisition is expected to close in the fourth quarter of 2013. BASF will finance the transaction out of operating cash.

The transaction has been unanimously approved by the Boards of Directors of both companies. Each of the directors and certain officers of Verenium have entered into support agreements and will tender all their shares.

Enzymes are proteins that act as catalysts, enabling or accelerating biological and chemical processes. They are used in the development of sustainable solutions in a variety of applications, e.g. detergents, human and animal nutrition. Combining Verenium’s scientific and technological excellence with BASF’s enzyme activities and its global access into all relevant markets will strengthen BASF’s footprint in the strategic enzyme growth market

About BASF

BASF is the world’s leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products and crop protection products to oil and gas. We combine economic success with environmental protection and social responsibility. Through science and innovation, we enable our customers in nearly every industry to meet the current and future needs of society. Our products and solutions contribute to conserving resources, ensuring nutrition and improving quality of life. We have summed up this contribution in our corporate purpose: We create chemistry for a sustainable future. BASF had sales of €72.1 billion in 2012 and more than 110,000 employees as of the end of the year. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com

Important Information about the Tender Offer

This news release is not an offer to purchase or a solicitation of an offer to sell securities of Verenium. The planned tender offer by BASF for all of the outstanding shares of common stock of Verenium has not been commenced. On commencement of the tender offer, BASF will mail to Verenium’s stockholders an offer to purchase and related materials and Verenium will mail to its stockholders a recommendation statement with respect to the tender offer. BASF will file its offer to purchase with the Securities and Exchange Commission (“SEC”) on Schedule TO, and Verenium will file its recommendation statement with the SEC on Schedule 14D-9. Verenium stockholders are urged to read these materials carefully when they become available, since they will contain important information, including the terms and conditions of the offer. Verenium stockholders may obtain a free copy of these materials (when they become available) and other documents filed by BASF or Verenium with the SEC at the website maintained by the SEC at www.sec.gov

In addition, a copy of the tender offer statement and the recommendation statement will be made available free of charge to all stockholders of Verenium (when they become available) by calling Innisfree M&A Incorporated, the Information Agent for the offer, toll-free at +1 (888) 750-5834.

Corporate media relations:
Thomas Nonnast
Phone: +49 30 206 2950-34
thomas.nonnast@basf.com

North America:
John C. Schmidt
Phone: +1 973-245-6405
john.schmidt@basf.com

1	Based on the current offer per share, net liabilities on June 30, 2013, and an exchange rate of €1 = US$ 1.30